United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Citigroup Inc.

Name of persons relying on exemption: Sisters of St. Joseph of Peace

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 8, the shareholder proposal requesting a report on respect for Indigenous Peoples’ rights at Citigroup Inc.’s annual shareholder meeting to be held on April 25, 2023.

Summary of the Proposal

Investors request reporting on the effectiveness of Citigroup Inc.’s policies, practices, and performance indicators in respecting internationally recognized human rights standards for Indigenous Peoples’ rights in its existing and proposed general corporate and project financing.

Clarification on Accuracy of Financing Data

Citigroup’s opposition statement makes claims about its financing activities related to Enbridge Line 3 and Line 5 pipeline projects in an attempt to minimize its role in enabling these projects. Though the Company highlights that it did not provide any project-related financing for the Line 3 tar sands pipeline, Enbridge did not seek any project financing for Line 3, instead funding the $7 billion pipeline through general corporate finance. According to the Sightline Institute, “If Enbridge lost access to its credit facilities or other financial services from major investment banks, the company would face severe financial constraints. It might have no choice but to abandon the Line 3 project outright.”1 Citigroup additionally misinterprets the proposal’s assertion that the Company provided Enbridge with $5 billion in financing, which enabled projects like Line 3 and Line 5. A December 2020 report by the Rainforest Action Network (RAN) found that Citigroup was the lead bank on one loan totaling $1.87 billion, maturing in 2021, participated in five other loans, and was the lead underwriter of one bond issuance.2 These describe Citigroup’s relevant and active loans from 2016 through September 2020, as well as bonds issued in 2020. The RAN report uses data from Bloomberg LP and follows Bloomberg's League Credit methodology to credit banks for their participation in lending and underwriting. Citi's participation in these deals is easily verified by anyone with access to a Bloomberg terminal, or by consulting relevant SEC filings.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Citigroup (“Citi”) is exposed to litigation, reputational, and regulatory risk if it finances projects or clients developing projects that violate the rights of Indigenous Peoples;
2.	Citi faces material risk if its financing activities are misaligned with its own policies and commitments; and
3.	Citi’s current due diligence systems appear ineffective at mitigating risks related to Indigenous Peoples.

1. Citi is Exposed to Material Risk if it Finances Projects or Clients Developing Projects that Violate the Rights of Indigenous Peoples

Material risks companies may face for causing or contributing to Indigenous Rights violations include reputational damage, project delays and disruptions, litigation, and criminal charges.3 Evident by Citi’s connection to high-profile projects or clients developing projects that violate Indigenous Rights, investors are concerned that the Company’s risk management frameworks and policies are ineffective or have significant gaps. For example, Citi was the subject of public protests in 2022 led by Indigenous leaders, calling for the bank to stop financing oil and gas operations in the Amazon that violate Indigenous rights. Citi is the top bank providing financing and underwriting to companies in the Amazon oil and gas industry, providing an estimated $42 billion in open or recently matured deals.4 This includes $14.6 billion in direct lending, in addition to indirect financing and underwriting. Research from Amazon Watch shows that financing Amazon oil and gas “is inherently tied to deforestation, biodiversity loss, Indigenous rights violations, pollution, corruption, and the exacerbation of climate dysregulation.”5 In 2021, Ecuadorian courts ordered companies to cease flaring in the Amazon, following litigation from Indigenous communities for health and environmental damages.6 A 2017 study documented heightened cancer rates in communities living near oil operations or flares in Ecuador. Of the 251 documented cases, 71% were women and girls. In 2017, Citi was the sole advisor on bond issues for PetroAmazonas worth $670.5 million, which was likely used to finance oil well drilling activities in Yasuní National Park, a UNESCO World Heritage site where the Indigenous Tagaeri and the Taromenane peoples live in voluntary isolation.7

Furthermore, Citi was a key financier of the now-completed Enbridge Line 3 tar sands pipeline, and its financing activities currently enable the Line 5 pipeline project. Though the Company provided no project-specific financing for these pipelines, Citigroup facilitates Enbridge’s ability to pursue these high-risk projects. Citi was in the top ten contributors to Enbridge as of 2020, providing $5 billion in financing, and is subject to public campaigns calling on the bank to stop its financing relationship with Enbridge.8 Pipelines like Line 3 and Line 5 violate numerous rights of Indigenous Peoples as protected by international law, including the rights to free, prior, and informed consent (FPIC); health; culture; religion; security; and assembly.9 In particular, Line 3 threatens the quality of water needed for growing manoomin, or wild rice, a critical cultural resource for the Anishinaabe.10 Significant material social risks have already materialized for Line 3, Line 5, and its financiers through litigation, ongoing opposition led by Indigenous Peoples, allegations of civil rights abuses, investigations into treaty violations, and environmental damages.11 The militarized response to Line 3 protests and alleged violation of constitutional rights amplifies legal and reputational risks to Citi and its shareholders. Enbridge reimbursed U.S. law enforcement over $2 million for policing protests against Line 3, which has been tied to harassment, surveillance, illegal blockades, allegations of torture (pain compliance), and use of “less-than-lethal” weapons.12 Over 900 arrests, citations, and charges have been levied against Water Protectors, many of which are allegedly disproportionate or excessive.13 Line 3 has additionally been tied to instances of human trafficking and violence against women.14

Line 5 follows a similar pattern of civil rights abuses, treaty violations, and environmental damages. One of the most serious indications of the severity of Indigenous opposition to Line 5 is reflected by the Bay Mills Indian Community's formal resolution banishing Line 5 from its reservation in 2021. The significance of "banishment" is described by the Bay Mills Indian Community as: "[A] traditional, historical, and customary form of tribal law that has existed since time immemorial and is only exercised by Bay Mills Indian Community when egregious acts and misconduct have harmed our tribal citizens, treaty rights, territories, and resources."15 Enbridge illegally continues operating Line 5 on Bad River Band territory after the easements expired in 2013, as determined in a 2022 ruling.16 In April 2021, Michigan’s twelve federally recognized Tribal Nations and Governor Whitmer sent a letter to President Biden requesting the decommission of Line 5. The letter cites multiple permit violations, human trafficking risks, and irreversible climate impacts.17

Line 3 and 5 additionally present significant regulatory and litigation risk as they are connected to oil spills and other environmental harms. Line 3 has a history of ruptures, with over 800 documented spills in the last 15 years.18 Many of which resulted in costly cleanup and persisting impacts that pose risks to the environment and human health. For example, Enbridge is connected to the Kalamazoo River oil spill, which contaminated 39 miles of water resources and cost the company over $1 billion in cleanup.19 Line 3 is also responsible for the largest inland oil spill in U.S. history, releasing 1.7 million gallons of crude oil onto the Prairie River in Minnesota.20 Most recently, March 2022 reports show that Enbridge crews ruptured three groundwater aquifers while building the replacement pipeline, releasing more than 300 million gallons of groundwater.21 The first breach of about 50 million gallons was not known to regulators for months, and poses significant risk to a rare wetland area. It took Enbridge a year to stop the flow, and the company received a $3.32 million fine.22 The breaches present risks to wild rice waters and violate the White Earth Band of Ojibwe's water quality standards and ordinances.23 Line 5 is similarly connected to multiple violations of water appropriation permits, water discharge permits, and wetland permits.24 Michigan Gov. Gretchen Whitmer canceled Enbridge’s certification, citing findings that Enbridge had repeatedly violated terms of the public trust doctrine that put the environment at risk.25 Wisconsin’s Department of Natural Resources Director justifies this action by asserting that “Enbridge’s historic failures and current non-compliance present too great a risk to our Great Lakes and the people who depend upon them.” Line 5 has spilled 33 times and at least 1.1 million gallons since 1968.26 The pipeline, which was designed with a 50-year lifespan, or until 2003, continues to operate with significant safety concerns. Anchor strikes have dented and gashed underwater pipes.27 Enbridge’s contractors caused severe damage to the pipeline in 2019, which was missed by Enbridge’s safety measures and went undiscovered until 2020.28 The EPA fined Enbridge $6.7 million for failing to repair dents that indicated metal loss or cracking in 2020.29 Citi is exposed to ongoing material risk through its financial relationship with Enbridge as the company continues to develop projects that violate Indigenous Rights and pose risks to the environment and climate.

2. Citi Faces Material Risk if Its Financing is Inconsistent with the Company’s Own Commitments

Citi’s financing activities violate the rights of Indigenous Peoples, misaligned with the Company’s own policies and commitments. Despite serving as a co-founder of the Equator Principles (EPs) in 2003 and contributing to EP enhancements in 2019 after Citi’s failure to respect Indigenous Rights as a lead financier of the Dakota Access pipeline (DAPL), Citi continues to finance companies and projects like Enbridge Line 3, Line 5, and fossil fuel expansion in the Amazon that violate Indigenous Rights. Notably, the EPs, which intend to serve as a risk management framework for financial institutions to manage environmental and social risks, do not apply to the Company’s general corporate financing activities. Citi broadly recognizes its responsibility to respect Indigenous Rights and asserts that it has been recognized as a “leader in integrating respect for human rights into its business by civil society organizations,” however the Company’s track record on Indigenous Rights tarnishes this reputation. The Company faces reputational risk if it continues financing projects and companies that are tied to high profile human rights violations.30

In addition to Citi’s commitments on Indigenous Peoples, its financing activities appear inconsistent with its climate commitments. For example, Citi adopted a net zero financed greenhouse gas emissions by 2050 goal. Inconsistent with this, the Line 3 expansion doubled the pipeline’s previous capacity, with estimated emissions equivalent to 50 coal plants.31 The new pipeline has a lifespan that will extend beyond 2050, inconsistent with the IPCC conclusion that requires limiting global warming to 1.5°C above pre-industrial levels.32 The state of Minnesota estimated that Line 3 presents $287 billion in social climate cost over 30 years.33 Similarly, climate scientists calculate that Line 5’s continued operation would lead to an increase of about 27 million metric tons CO2 annually in greenhouse gas emissions. Climate costs from Line 5 between 2027 and 2070 are estimated at $1 billion annually.34 Oil and gas activities in the Amazon, one of earth’s most biodiverse ecosystems, has already been connected to significant climate costs. Recent studies suggest that parts of the rainforest emit more carbon than they store.35 Though Citi recognizes the challenge of the climate crisis and acknowledges it has “an imperative to respect and support the environment and human rights in our operations, supply chain and client transactions”, it faces material risk if its financing activities violate human rights and contribute to the climate crisis.36

3. Citigroup’s Current Due Diligence Systems Appear Ineffective at Mitigating Risks Related to Indigenous Peoples

Investors lack evidence of effective due diligence surrounding the rights of Indigenous Peoples. Citi’s Environmental and Social Risk Management (ESRM) Policy does not include a formal commitment to respect the right to FPIC. Respecting FPIC is vital to implementing effective and meaningful risk management systems related to Indigenous Rights.37 As is the case with DAPL, Line 3, and Line 5, projects that violate FPIC expose Citi to material risks such as litigation, fines, project delays or cancellations, and reputational damage.38 Indigenous leaders from the Amazon have repeatedly called on Citi to adopt an Amazon Exclusion policy, viewing current due diligence systems as insufficient at managing risks related to Indigenous Peoples.39

Though Citi expanded its ESRM Policy in 2018 to include Indigenous Peoples in its Area of High Caution, it is unclear how effective this process is at managing risks associated with financing companies like Enbridge. Citi asserts that it “regularly engages Enbridge on their environmental impact analysis, community consultation, Indigenous engagement and cultural heritage policies and processes to evaluate implementation of responsible practices.”40 Investors lack disclosure on the effectiveness of this engagement and are inclined to believe it has not substantially influenced business practices given Enbridge's pattern of litigation, project delays, allegations of Indigenous Rights violations, environmental disasters, and reputational damage. Between 1999 and 2013, Enbridge’s pipeline systems were connected to 1,068 spills, a total of 7.4 million gallons of oil and averaging 71 spills per year.41 Since 2000, the company has paid over $270 million in penalties and fines, largely related to environmental offenses.42 Though Enbridge has an Indigenous Peoples policy, it has been criticized for including weak commitments around the United Nations Declaration on the Rights of Indigenous Peoples, lacking a formal commitment to FPIC as a right, and for presenting insufficient disclosure around social risks.43 Notably, Enbridge projects have consistently been tied to violation of Indigenous Rights. Enbridge purchased a significant stake in DAPL, which was projected to cost $3.8 billion but ultimately incurred $7.5 billion in costs due to material social risks.44 Citi, a major financier of DAPL itself, was the subject of numerous divestment campaigns and public protests.45 In March 2022, investors representing over $2 trillion sent a letter to Citi expressing concern related to Line 3 over how Citi is meeting its own policies on Indigenous Peoples and net zero financed greenhouse gas emissions by 2050 goal.46 New SEC Rules to Enhance and Standardize Climate-Related Disclosures for Investors present additional risk to Citi if it continues to finance tar sands and other related projects.47

Conclusion

Citigroup and its investors are exposed to material risk if it continues to finance projects and clients developing projects that violate the rights of Indigenous Peoples and exacerbate the climate crisis. Proponents encourage all Citi shareholders to support Item 8, shareholder proposal on Respect for Indigenous Peoples’ Rights, at the Citigroup Annual Meeting of Shareholders on April 25, 2023.

For questions regarding Citigroup Proposal 8, please contact: Jillianne Lyon, Senior Program Associate at Investor Advocates for Social Justice and representative of the Sisters of St. Joseph of Peace, via email: jlyon@iasj.org or phone: 973-509-8800.

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1 https://sightline-wpengine.netdna-ssl.com/wp-content/uploads/2018/09/Enbridge-Line-3-Financing-Sightline-09-2018.pdf

2 https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

3 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

4 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

5 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

6 https://news.mongabay.com/2021/03/ecuador-court-orders-end-to-gas-flaring-by-oil-industry-in-amazon/

7 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

8 https://stopthemoneypipeline.com/defund-line-3/ ; https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

9 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/cerd_request_line_3_pipeline.pdf

10 https://www.popsci.com/environment/line-3-indigenous-wild-rice/

11 https://thecirclenews.org/environment/u-n-issues-letter-regarding-violations-of-anishinaabe-human-rights/

12 https://www.brennancenter.org/our-work/analysis-opinion/how-oil-company-pays-police-target-pipeline-protesters ; https://www.protestlaw.org/line3 ; https://www.vogue.com/article/letter-from-a-jailed-line-3-water-protector

13 https://www.usnews.com/news/best-states/minnesota/articles/2021-10-04/criminal-cases-against-line-3-protesters-clog-court-system

14 https://minnesotareformer.com/2021/03/08/shelter-reports-assaults-harassment-linked-to-line-3-pipeline-workers/ ; https://www.vice.com/en/article/g5gkpw/four-enbridge-pipeline-workers-linked-to-sex-trafficking-minnesota

15 https://narf.org/nill/documents/20210510BayMills_banish_Enbridge.pdf?_ga=2.239143744.2105983367.1624287541-1503385769.1619537483

16 https://michiganadvance.com/wp-content/uploads/2022/09/20515906551-1.pdf

17 https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

18 https://www.stopline3.org/issues#:~:text=They've%20had%20over%20800,Rapids%2C%20MN%2C%20in%201991.

19 https://www.mlive.com/news/kalamazoo/2020/07/10-years-ago-kalamazoo-river-oil-spill-was-an-awakening-in-pipeline-debate.html

20 https://www.mprnews.org/story/2021/03/03/30-years-ago-grand-rapids-oil-spill

21 https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

22 https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

23 https://www.mprnews.org/story/2021/08/05/line-3-white-earth-argues-dnr-water-permit-violates-wild-rice-rights

24 https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

25 https://www.michigan.gov/whitmer/news/press-releases/2020/11/13/governor-whitmer-takes-action-to-shut-down-the-line-5-dual-pipelines-through-the-straits-of-mackina

26 https://www.mlive.com/news/2017/04/enbridge_line_5_spill_history.html

27 https://www.oilandwaterdontmix.org/problem m,,

28 https://www.cbc.ca/news/canada/toronto/line-five-environment-great-lakes-1.6120882

29 https://www.mlive.com/news/us-world/2020/06/epa-fines-enbridge-67m-over-pipeline-safety-issues-across-minnesota-and-wisconsin.html

30 https://www.citigroup.com/citi/investor/quarterly/2022/ar22p.pdf

31 https://mn350.org/giant-step-backward/

32 https://www.ipcc.ch/sr15/#:~:text=Limiting%20warming%20to%201.5%C2%B0C%20implies%20reaching%20net%20zero,particularly%20methane%20(high%20confidence).

33 https://www.mprnews.org/story/2018/06/18/line-3-enbridge-oil-pipeline-hearings-day1

34 https://www.detroitnews.com/story/news/local/michigan/2021/09/15/enbridge-energy-line-5-tunnel-straits-of-mackinac-gretchen-whitmer/8354986002/

35 https://www.nationalgeographic.com/environment/article/amazon-rainforest-now-appears-to-be-contributing-to-climate-change

36 https://www.citigroup.com/citi/sustainability/data/Environmental-and-Social-Policy-Framework.pdf?ieNocache=780

37 https://amazonwatch.org/assets/files/fpic-the-right-to-decide.pdf

38 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

39 https://www.youtube.com/watch?v=fQUmPC3Ui2M

40 https://www.citigroup.com/citi/investor/quarterly/2022/ar22p.pdf

41 https://www.oilandwaterdontmix.org/enbridge_safety_record

42 https://violationtracker.goodjobsfirst.org/parent/enbridge

43 https://www.colorado.edu/program/fpw/2018/12/18/enbridges-discussion-paper-indigenous-rights-and-relationships-north-american-energy

44 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

45 https://www.americanbanker.com/news/can-bank-divestment-stop-the-dakota-access-pipeline ; https://www.reuters.com/article/us-citigroup-shareholder-meeting/citi-meeting-protest-prompts-apology-on-pipeline-finance-steps-idUSKBN17R20Y

46 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/line_3_investor_statement_sign-on_2022-03-30_final.pdf

47 https://www.sec.gov/news/press-release/2022-46